Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Issuer”)

(Stock Code: 2628)

US$1,280,000,000 CORE TIER 2 CAPITAL SECURITIES (the “Securities”)

(Stock Code: 5540)

NOTICE OF REDEMPTION

Reference is made to the announcement of the Issuer dated 3 July 2015 relating to the listing of the Securities on The Stock Exchange of Hong Kong Limited.

The Issuer hereby gives notice that it will redeem in whole the Securities on 3 July 2020 (the “Redemption Date”), at the principal amount of the Securities together with any distribution accrued to but excluding the Redemption Date (including any arrears of distribution and any additional distribution amount) in accordance with the terms and conditions of the Securities.

As at the date of this announcement, the outstanding amount of the Securities is US$1,280,000,000. Upon redemption and cancellation of the outstanding amount of the Securities on the Redemption Date, there will be no Securities in issue. Accordingly, the Issuer will make an application to The Stock Exchange of Hong Kong Limited for the Securities to be delisted.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 27 May 2020

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie